September 19, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street NE Washington, D.C. 20549 Attn: Shannon Buskirk and Joanna Lam

Re:	Prospector Capital Corp.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 31, 2023

File No. 001-39854

Dear Ms. Buskirk and Ms. Lam:

On behalf of our client, Prospector Capital Corp., a Cayman Islands exempted company (the “Company”), this letter confirms the telephone conversation with Ms. Lam on September 19, 2023 regarding the Company’s request for an extension of time to respond to the comment letter dated September 5, 2023 from the Staff of the Division of Corporation Finance.

As discussed, the Company respectfully requests additional time to prepare its response and currently expects to respond on or about September 29, 2023.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Derek Aberle, Prospector Capital Corp.